EXHIBIT 4

Pro-Dex

[Logo]

PERSONAL AND CONFIDENTIAL

June 15, 2012

Mr. Nick Swenson

3033 Excelsior Blvd. Suite 560

Minneapolis, MN 55416

Dear Nick;

This letter serves as our response to your letter of June 1, 2012 requesting clarification as to why you were not recommended for election to the Company’s Board of Directors.

Let us assure you that your request received serious consideration. Your candidacy was reviewed by the Nominating and Governance Committee as well as the full Board of Directors in accordance with our procedure for considering candidates for the board.

As we advised you during our telephone call of May 23, 2012, we have decided to leave the one currently vacant seat unfilled as a cost reduction measure. In considering the skill sets that would be most valuable to the Board and the company, the Board believes that the next candidate for a seat on the board should have recent C-Suite experience at a medical device company, preferably in the operations, R&D, or marketing/business development areas.

Additionally, our Board is concerned that you would not be considered truly independent because of your large stock ownership position. As we told you, Institutional Shareholder Services, a highly regarded proxy advisory firm considered the standard setter for corporate governance principles, deems a director having any form of “material relationship” with an issuer an “affiliated outside director” and not truly independent. With such a material ownership position, the Board, to whom the ultimate decision falls as to the determination of independence, does not believe you would qualify as an independent director. Thus, you would not be able to (i) serve on any of the working committees of the board (all of which require independent members) and (ii) undertake the same level of work as the other directors.

During the course of its review of your candidacy our Board also noted that your lack of prior experience as a public company director and your lack of experience in an operating or management role would be considered weaknesses in your candidacy.

2361 McGaw Avenue Irvine CA 92614   Tel: 949-769-3200   Toll Free: 800-562-6204   Fax: 949-769-3281    www.pro-dex.com

Mr. Nick Swenson

June 15, 2012

As we said during our call, we appreciate and value your input and suggestions with regard to improving the shareholder value of our company and we welcome you to share your thoughts with the Board and management via whatever venue best suits you, including personally attending a portion of our regular board meetings. Furthermore, if you are aware of an individual who meets our preferred director background, we would welcome your forwarding that individual’s background and qualifications to us so that we might consider them as a future candidate to the board.

As always, if you have any questions or wish to discuss our company, please do not hesitate to call us.

Sincerely,

/s/ William Healey

William Healey

Chairman of the Board of Directors and

Chairman of the Nominating and Governance Committee